Mail Stop 4561

October 31, 2007

Richard Haston
Chief Financial Officer
Cadence Financial Corporation
301 East Main Street
PO Box 1187
Starkville, Mississippi 39760

      RE: **Cadence Financial Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 14, 2007
             File No. 001-15773

Dear Mr. Haston,

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Branch Chief